Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, Maryland 20817

Philip O. Strawbridge	(301) 814-7235 cell
Senior Vice President, Chief Financial Officer, Chief Administrative Officer & Treasurer

February 03, 2022

VIA EDGAR

Ms. Wei Lu, Staff Accountant
Mr. Ethan Horowitz, Accounting Branch Chief
Office of Energy & Transportation
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Centrus Energy Corp.
Form 10-K for the Fiscal Year ended December 31, 2020
Filed March 22, 2021
Form 10-Q for the Nine Months ended September 30, 2021
Filed November 12, 2021
File No. 001-14287

Dear Ms. Lu and Mr. Horowitz:

This letter sets forth the response of Centrus Energy Corp. (the “Company,” “we” or “us”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated January 20, 2022 (the “Comment Letter”), regarding the above-referenced filings with the Commission. For the convenience of the Staff, the Staff’s comment is restated in italics prior to our response to such comment.

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 52

1.The revised disclosure provided in response to comment 1 states that the presentation of non-GAAP measures is useful to investors because it provides a more accurate reflection of management’s assessment of your ongoing operating performance. Please further revise your disclosure as this language appears to be inconsistent with the prominence requirements per Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE:

The Company has revised its proposed disclosure, contained in our letter dated January 20, 2022. An example of the Company's intended disclosure is set forth below.

The Company measures Net Income and Net Income per Share both on a GAAP basis and on an adjusted basis to exclude deemed dividends allocable to retired preferred stock shares (“Adjusted Net Income” and “Adjusted Net Income per Share”). We believe Adjusted Net Income and Adjusted Net Income per Share, which are non-GAAP financial measures, provide investors with additional understanding of the Company’s financial performance as well as its strategic financial planning analysis and period-to-period comparability. These metrics are useful to investors because they reflect how management evaluates the Company’s ongoing operating performance from period-to-period after removing certain transactions and activities that affect comparability of the metrics and are not reflective of the Company’s core operations.

Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page 76

2.We note from your response to prior comment 2 that the claim settlement represents consideration paid for the existing "take or pay" provisions under a SWU customer supply contract. Tell us the periods for which the settlement amount recognized relates and quantify any revenue previously recognized for this contract in those periods, including information about amounts invoiced when the customer failed to submit an order meeting its annual purchase obligations. As part of your response, provide us a detailed analysis of your accounting treatment with references to the relevant authoritative guidance.

In addition, clarify the portion of your response stating that the amount recognized was for the settlement of a breach of a contract as disclosure in your filing states that the claims are related to damages arising from the rejection and breach of a long-term contract.

RESPONSE:

The Company and the Customer entered into the SWU customer supply contract (“the Customer Contract”) with annual delivery obligations over the period 2016 - 2027. The Company initially accounted for the contract under ASC 605 until its adoption of ASC 606 in 2018. In accordance with ASC 605-10-S99-1, the Company recognized revenue upon delivery of the SWU product and transfer of title to the Customer. The Customer Contract is a “take or pay” contract with specified minimum annual purchase obligations for the Customer ranging from $13 million to $24 million per year. That is, the Customer was obligated to pay the Company the minimum amount per the contract irrespective of whether the Customer chose to make the purchase and take delivery of the product. In the event the Customer did not meet its annual minimum obligation, the Company was contractually able to invoice the Customer for the shortfall up to the contractual minimum amount. The Customer met its minimum purchase obligation for 2016 and 2017 and the Company recognized revenue in the amount of $46.7 million related to the deliveries made in those years. The contractual minimum amount of the remaining SWU to be delivered over the period 2018 – 2027 was $165.7 million.

The Customer Contract was an open contract for purposes of the adoption of ASC 606 on January 1, 2018 due to the fact that the Customer was obligated to make the annual minimum purchases through 2027. On March 31, 2018, the Customer declared bankruptcy. In bankruptcy, the Customer had the ability to either assume the Customer Contract and continue performance after it emerged from bankruptcy or reject the contract. On July 26, 2018, prior to the next annual purchase obligation date, the Customer Contract was rejected. This action constituted a breach of the contract and allowed the Company to seek payment for the minimum purchase obligations under the contract. The Customer made no further purchases, and the Company made no deliveries under the Customer Contract in 2018 or thereafter, nor were any receivables owed to the Company at the time of its rejection by order of the Bankruptcy Court in July 2018.

Rejection of the Customer Contract entitled the Company to file claims for breach of contract with the Bankruptcy Court. On October 18, 2018, the Company filed proofs of claim in the Bankruptcy Court related to damages arising from the rejection and breach of the Customer Contract. The damages claimed related to the product the Customer was obligated to purchase under the Customer Contract for the period 2018 – 2027. These damages did not include termination fees, penalties, interest or any other amounts that were incurred outside of the Customer Contract. On November 15, 2019, the Customer filed an objection to our claims for damages. The Customer and the Company then engaged in negotiations to resolve the Company’s claims.

On May 21, 2020, in settlement of the Company’s claims against the Customer, the Company and the Customer submitted to the Bankruptcy Court that the Company’s claims would be allowed in the amount of $70 million, which the Bankruptcy Court subsequently approved. The Bankruptcy Court provided for partial recoveries to creditors for allowed unsecured claims against the Customer which resulted in the Company receiving distributions totaling $32.4 million, which represented a portion of the $165.7 million owed by the Customer for the SWU obligations. The Company was paid $32.4 million on June 30, 2020, and the Company received an additional $0.2 million (as a final adjustment) on December 23, 2020 which brought the total recovery on the claim to $32.6 million. During the second quarter and fourth quarter of 2020, the Company recognized revenue of $32.4 million and $0.2 million, respectively, specifically within the “Separative work units” line since the Customer was a SWU customer.

In accounting for the $32.6 million, the Company considered the Customer’s purchase shortfall to a contractual minimum to represent unexercised rights that are covered by the guidance in ASC 606-10-55-46 through 55-49. The guidance in ASC 606-10-55-48 indicates that an entity should record revenue related to the unexercised rights in proportion to the pattern of rights exercised by the customer. In this case, the Customer did not exercise its obligation (“option”) to purchase the remaining goods under the Customer Contract upon rejection of the contract and no future deliveries were expected under the Customer Contract, so revenue should be recognized related to the unexercised rights, assuming an appropriate estimate of the amount the Company would receive could be made. ASC 606-10-55-48 refers to the guidance in ASC 606-10-32-11 through 32-13 on constraining estimates of variable consideration in cases where there is significant uncertainty to the amounts that a company will ultimately receive. Given the significant uncertainty around the resolution of the bankruptcy proceedings, no revenue was recognized by the Company during the years ended December 31, 2018 and 2019 since it was not deemed probable that a significant reversal in revenue recognized would not occur when the uncertainty was resolved. As indicated above, the Company recorded the $32.4 million for the shortfall in the second quarter of 2020, once it was no longer probable that a significant reversal of revenue would occur.

Form 10-Q for the Nine Months ended September 30, 2021

Financial Statements

Condensed Consolidated Statements of Operations and Comprehensive Income, page 5

3.Your response to prior comment 3 states that the settlement proceeds represent the contractual consideration of a service contract with the U.S. Department of Energy and are recorded as revenue in accordance with FASB ASC 606. Provide us with a detailed analysis of your accounting treatment with citations to the relevant authoritative guidance. As part of your response, tell us about your accounting for this contract in prior periods, specifically with regard to amounts related to expected reimbursements for costs including pension and postretirement benefits costs you incurred. If any amounts were previously recognized, provide us with information describing and quantifying the amounts recognized by year. In addition, clarify the nature of the settlement of claims referred to in your response.

RESPONSE:

The Company formerly leased the Portsmouth Gaseous Diffusion Plant (“Portsmouth GDP”) from the U.S. Department of Energy (“DOE”). The Company ceased uranium enrichment operations at the Portsmouth GDP in 2001. From 2001 through 2011, the Company maintained the Portsmouth GDP initially in a state of “cold standby” and then later in a state of “cold shutdown” under a Cost-Reimbursable contract with DOE (“the Services Contract”) in preparation for a DOE decontamination and decommissioning program. The Services Contract expired by its terms on March 28, 2011. The settlement proceeds received in September 2021 relate to this contract.

The Company applied the standard, SAB 101 (and its successor SAB 104), to recognize revenue under the Services Contract. SAB 101 states that revenue generally is realized or realizable and earned when of the following criteria are met; (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the seller’s price to the buyer is fixed or determinable, and (4) collectability is reasonably assured. Based upon this standard, the Company recognized revenue for the Services Contract over the period of 2001 to 2011 based on allowable costs for work performed in accordance with government cost accounting standards (CAS) and the Services Contract. Allowable costs included direct costs such as pension and other allocated costs such as indirect plant and corporate overhead costs. The Company recognized revenue for this contract, which was under the Company’s U.S. government contracts segment, as costs were incurred and as fees were earned. Amounts representing contract change orders or revised provisional billing rates were accrued and included in revenue when they could be reliably estimated and realization was deemed probable.

The Company has pension and postretirement benefit plans for its employees. The related net periodic benefit costs for employees working under the Services Contract were recognized in the consolidated statement of operations over the contract period that ended in 2011 and billed as allowable under its U.S. government contracts, including the Services Contract, and recorded as revenue. The Company billed pension and postretirement benefit costs to DOE pursuant to an advance agreement with DOE that addressed issues unique to the Company’s privatization. In addition, government cost accounting standards recognize that U.S. GAAP allows for the deferred recognition of costs related to unfunded pension and postretirement benefit obligations. That is to say, actuarial gains and losses and prior service costs and credits can be deferred in accumulated other comprehensive income (AOCI) and amortized to net periodic benefit cost over time. These deferred costs, which are further assessed below, were not allowable costs to be billed to the DOE until the Portsmouth segment was closed and, therefore, did not meet the criteria for recognizing revenue during the contract period ended 2011 and no revenue was recognized.

Government Cost Accounting Standards 413 Pension Adjustments for Extraordinary Events (“CAS 413”) requires that, when a segment closes, pension costs previously determined must be adjusted to reflect actual pension costs measured at the date of segment closing and payment of the adjustment amount must occur. CAS 413 requires adjustment of “contract prices/costs” for the full government share amount. Where there is an excess of liabilities over assets, the government’s share amount represents an underfunding of pension costs attributable to the government contract and, thus, a government payment obligation to the Company.

The cessation of our U.S. government contract activities in Portsmouth segment triggered closing adjustments to our pension and postretirement benefit plan accounting under CAS 413. CAS 413 rendered DOE liable to the Company for the payment of the unfunded pension liability allocable to the employees that worked on U.S. government contracts performed for DOE at the Portsmouth GDP segment. As the Services Contract explicitly references these pension costs and the aforementioned cost accounting standards1, this was an allowable cost to be billed under the Services Contract and are consistent with the other allowable costs under the contract, we contemporaneously determined it should be recognized in revenue when the prevailing revenue recognition criteria were met.

As disclosed in the Company’s 2011 Form 10-K, the Company, in connection with the cessation of the Services Contract, estimated the total amount of contract closeout costs to be approximately $35 million. These contract closeout costs that were expected to be billed to DOE include DOE’s share of costs for our defined benefit pension plan, our postretirement health and life benefit plans, DOE’s share of severance, and other miscellaneous costs such as costs to complete outstanding DOE audits. The Company concluded that there was substantial uncertainty concerning the amount that may be reimbursable from the DOE and, as such, did not recognize any revenue in 2011 as collectability was not reasonably assured (ASC 605-10-S99-1).

In December 2012, the Company further revised its estimate and subsequently invoiced the DOE $42.8 million, which represented its share of pension and postretirement benefits costs related to
1 The Portsmouth GDP segment was a segment established by the Company under the Cost Accounting standards applicable to government contracts.

the transition of Portsmouth site employees to DOE’s decontamination and decommissioning contractor, as permitted by CAS and based on CAS calculation methodology. As the Company was unable to reach resolution with the DOE, the Company concluded that it was not appropriate to recognize revenue as collectability was not reasonably assured (ASC 605-10-S99-1). We applied the same guidance through 2017 and no revenue was recognized over this period.

In 2014, the DOE contracting officer rejected the Company’s claims for reimbursement of other indirect costs and pension and postretirement plans (PRBs). In 2015, the Company filed a claim in the U.S. Federal Claims Court to seek reimbursement of pension and PRB costs. During the litigation, cross motions for summary judgement were filed on issues that materially affected the potential outcome of the case. The Court issued its decisions on the motions in 2018 and encouraged the parties to enter into settlement discussions. Active settlement discussions began in 2019 and continued through 2021. In those discussions, the Company provided the U.S. Government extensive data and calculations on the pensions and PRBs (as an example, we provided information to calculate the liability for each person in the pension plan at the Portsmouth GDP). The government’s position throughout those discussions was that it owed nothing, based on its actuarial analysis. The Company’s actuarial analysis was provided to the government.

Due to the outstanding pension and PRB claims, the Services Contract was an open contract for purposes of the adoption of ASC 606 effective January 1, 2018. The Company applied the guidance in ASC 606-10-32-11 related to variable consideration in assessing the amount of revenue, if any, that should be recognized in relation to the claim. No revenue was recognized by the Company in 2018 – 2020 since it was not probable that a significant reversal in revenue recognized would not occur when the uncertainty was subsequently resolved. The Company’s assessment was driven by a multitude of factors including, but not limited to, the uncertainty created by the significant time elapsed since the origination of the claims, the advance agreement for pensions which added complexity to the Company’s claim, the change of the U.S. administration and DOE leadership over the period, and the assertion by the DOE that there was no amount due based on its actuarial valuation.

In January 2021, the Company and the DOE reached a tentative agreement to resolve the matter, subject to significant conditions. The agreement was subject to approval by the DOE, the DOJ, the Company’s Board of Directors and the Court. The previous government administration anticipated that a decision would be made in the second quarter of 2021; however, the senior leadership positions at both the DOE and the DOJ were not appointed until later in the year.

In September 2021, the Company reached a final settlement agreement with the DOE and the DOJ which was approved by the Court in the amount of $43.5 million, at which time it was determined that revenue was no longer constrained, and revenue was thus recognized, specifically within the “Technical solutions” line as DOE is a customer in the technical solutions segment. The Company received a cash payment of $43.5 million from the DOE and, in accordance with the settlement terms, contributed $33.8 million to the pension plan and $9.7 million to the postretirement plan. The Company’s recognition of the settlement amount as revenue was consistent with its disclosure in its 2011 Form 10-K based upon the costs being contract-related expenses that were allowable under the Services Contract, the Federal Acquisition Regulations and government cost accounting standards.

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The Company hereby acknowledges that: (i) the Company and its management are responsible for the accuracy and adequacy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. We appreciate the Staff’s comments and request that the Staff contact the undersigned at (301) 814-7235 or by email at strawbridgepo@centrusenergy.com with any questions or comments regarding this letter.

Very truly yours,

CENTRUS ENERGY CORP.

/s/ Philip O. Strawbridge

By: Philip O. Strawbridge
Senior Vice President, Chief Financial Officer,
Chief Administrative Officer & Treasurer